210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

MEDIA ADVISORY

Oncolytics Biotech Inc. to Present at
Rodman & Renshaw 11th Annual Healthcare Conference

CALGARY, AB, --- September 8, 2009--- Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY), will present a corporate overview of the Company at the Rodman & Renshaw 11th Annual Healthcare Conference on Thursday, September 10, 2009 at 10:00 a.m. ET. The event will be held at the New York Palace Hotel from September 9 to 11, 2009.

A live audio webcast of the presentation will be available at: http://www.wsw.com/webcast/rrshq15/oncy or on
the company’s website at www.oncolyticsbiotech.com.   It is recommended that listeners log on 15 minutes in advance of the presentation to register and download any necessary software.

An audio replay will be accessible following the presentation at www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

The presentation and webcast times are subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward- looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	For Canada: The Equicom Group Nick Hurst 325-300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	For United States: The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com